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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  333-56239
                                                                      ---------

  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:  June 29, 2002
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  LaPetite Academy, Inc.
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Former name if applicable
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8717 West 110th Street, Suite 300
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Address of principal executive office (Street and number)


Overland Park, KS 66210
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     La Petite Academy, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended June 29, 2002 without unreasonable effort or expense due to the inability of management and the Company's independent auditors to complete the preparation of the required audited financial statements for the fiscal year for the reasons discussed below. As previously disclosed in the Company's Current Report on Form 8-K filed on September 16, 2002, the Company expects to take cumulative charges to earnings, which based on preliminary estimates are expected to be material. The charges are expected to include adjustments to be reflected in the Company's fourth fiscal quarter financial statements. The charges also may be reflected as a restatement of certain of the Company's historical financial statements and also may include a write-down of assets resulting from an analysis of the carrying value of certain long-term assets, including goodwill and other intangibles and deferred tax assets. The unaudited financials statements for the Company's quarterly periods in fiscal 2002 and the audited financial statements for the fiscal year ended June 30, 2001 and prior periods might need to be restated.

     To determine the scope, magnitude, timing and cause of the charges and to improve internal accounting controls, the audit committees of the boards of directors of the Company and its parent, LPA Holding Corp., are conducting an internal review. The audit committees have retained independent outside advisors, including legal counsel and accountants, to participate in the review. The audit committees and their advisors have are still in the process of performing their internal review of the Company's financial statements. Until the audit committees and their advisors have completed their internal review, it is not feasible for management and the Company's independent auditors to complete the preparation of the Company's audited financial statements for the fiscal year ended June 29, 2002 and for the Company to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense nor can a reasonable estimate of the Company's results for the period be made.



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                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Gary A. Graves                         (312)                      498-1200
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company's response contained in Part III is incorporated herein by reference because the same explanation given in Part III applies as to why a reasonable estimate of the results for the fiscal year ended June 29, 2002 and why the anticipated change from the prior fiscal year cannot be made.

                            La Petite Academy, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 27, 2002   By /s/ Gary A. Graves
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                            Name:  Gary A. Graves
                            Title: Chief Operating Officer and duly authorized
                                   representative of the registrant


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).